UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2016

Or

❑	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 1-12162

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2016 and 2015 and for the Year Ended December 31, 2016, Supplemental Schedule as of December 31, 2016, and Report of Independent Registered Public Accounting Firm

BorgWarner Inc.
Retirement
Savings Plan
Financial Statements as of December 31, 2016 and
2015, and for the Year Ended December 31, 2016,
Supplemental Schedule as of December 31, 2016,
and Report of Independent Registered Public
Accounting Firm

BORGWARNER INC. RETIREMENT SAVINGS PLAN

Index

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	4

Notes to Financial Statements as of December 31, 2016 and 2015 and for the Year Ended December 31, 2016	5

Supplemental Schedule:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	13

Note:
All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
BorgWarner Inc. Retirement Savings Plan
Auburn Hills, MI

We have audited the accompanying statements of net assets available for benefits of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the change in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule, Schedule of Assets (Held at End of Year), as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Troy, Michigan
June 12, 2017

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015
(in thousands)

	2016	2015
NET ASSETS:
Cash	$—	$406
Investments at fair value	924,698	928,122
Assets receivable from plan merger	49,548	—
Participant contributions receivable	201	166
Company contributions receivable	206	178
Notes receivable from participants	11,426	11,046
Total assets	986,079	939,918

Accrued liabilities	65	77

NET ASSETS AVAILABLE FOR BENEFITS	$986,014	$939,841

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$39,794
Contributions from participants	30,880
Contributions from the Company	28,199
Dividend income	5,802
Interest income on notes receivable from participants	452
Total additions	105,127

DEDUCTIONS FROM NET ASSETS:
Participants’ withdrawals	$113,058
Administrative expenses	593
Total deductions	113,651

NET DECREASE BEFORE PLAN MERGER	(8,524)

Transfer from Remy International Inc., Remy International Retirement Savings Plan	54,697

NET INCREASE	46,173

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	939,841

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$986,014

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016
__________________________________________________________________________________

1.	DESCRIPTION OF PLAN

The following description of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan was established on January 27, 1993 as a defined contribution plan under Section 401(a) of the Internal Revenue Code ("IRC"), designed to provide eligible employees of BorgWarner Inc. (the "Company") with systematic savings and tax advantaged long-term savings for retirement.
The Company is the sponsor of the Plan and has assigned the Employee Benefits Committee (the “Committee”) to oversee the Plan.
During the first seven months of 2016, T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. performed the administrative, investment, and trustee services for the Plan. As of August 1, 2016, and in accordance with the Committee's approval, Vanguard Group, Inc. and Vanguard Fiduciary Trust Company (the “Trustee”) were appointed to perform the administrative, investment managing, recordkeeping, and trustee services for the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
2016 Plan Merger - On November 10, 2015, the Company acquired 100% of the equity interests in Remy International, Inc. In connection with this acquisition, on December 31, 2016, the Remy International, Inc. 401(k) Retirement and Savings Plan (the "Remy Plan") was amended to merge into the Plan and provided that the assets attributable to the Remy Plan be transferred and merged with those of the Plan effective as of the close of business on December 31, 2016. Assets totaling $54,696,757 were transferred into the Plan, of which $49,548,625 of cash-in-transit was recorded as Assets receivable from plan merger on the Plan Statements of Net Assets Available for Benefits as of December 31, 2016. Each of the Remy Plan's participants has an accrued benefit in the Plan that is no less than his or her accrued benefit under the Remy Plan immediately prior to the merger.
Eligibility - Employees of the Company, and employees of its divisions, subsidiaries, or affiliates that have adopted the Plan, subject to the consent of the Committee, are immediately eligible to make employee contributions and receive Company Match contributions as of their date of hire and are eligible for Company Retirement Account contributions after 60 days of employment.
Hourly employees of the Ithaca plant covered by the collective bargaining agreement between the Company and the International Brotherhood of Teamsters Local 317 become eligible in the Plan upon completion of 60 days of employment and are eligible for Company contributions and receive Company Match contributions after 6 months of employment.
For the period beginning January 1, 2015 and ending November 1, 2016, any Ithaca plant hourly employee who was allocated Company contributions prior to completing 6 months of employment shall be an eligible employee with respect to such contributions.
Participants' Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:
Company Retirement Account - The Company makes contributions as a percentage of a participant's compensation, based on years of vested service and age, to this account on behalf of each eligible participant. The first 3% of this compensation is characterized as a non-elective safe harbor contribution, except for Ithaca hourly employees.
For Ithaca hourly employees, the Company contributes an amount to this account for each hour worked or for which employees receive holiday, vacation, jury duty, bereavement, or bonus pay, based on years of service, and range from $0.59 per hour to $1.00 per hour.
No employee contributions are made to this account.
Savings Account - Participants may voluntarily contribute from 1% to 28% of their compensation to this account, subject to IRC limitations. New employees are automatically enrolled at 3% upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. Additionally, non-collectively bargained, non-highly compensated participant contributions automatically increase by 1% each year to a maximum of 10%, unless the participant chooses to opt out. The Company makes contributions equal to 100% of the first 3% of participant pre-tax contributions.
Retiree Health Account - Participants may voluntarily contribute from 1% to 3% of their compensation to this account. The Company makes contributions equal to 100% of participants' contributions to this account, limited to $500 per year. No after-tax contributions are allowed. Similarly, the Company provided a Retiree Health Account for Ithaca hourly employees, after the collective bargaining agreement’s applicable waiting periods.
Investment Options - Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective trust funds, mutual funds, common trust funds, money market fund, and BorgWarner Inc. common stock.
Vesting - Fund assets attributable to voluntary participant contributions and non-elective safe harbor Company contributions are fully vested at all times. The remaining fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.
Withdrawals - Participants may request an In-Service Withdrawal or a Hardship Withdrawal under the following circumstances:

In-service Withdrawal - a participant is allowed to request a distribution of all or part of the Participant's Savings Account or the Retiree Health Account. For non-hardship withdrawals, participants can withdraw from the After-Tax Employee Contributions, participant’s rollover account, and participant’s prior company matching contributions account. A participant who attained age 59 ½ may request a withdrawal of all or any portion of the participant’s Before-Tax Contributions Accounts (excluding Company Retirement Account, Savings Company Match, and RHA Company Match). Each withdrawal shall be made pro rata from the Investment Funds in which the applicable account is invested.

Hardship withdrawal - a participant who has not attained age 59 ½ may request a hardship withdrawal from the participant’s After-Tax Employee Contributions Account, Rollover Account, Prior Company Matching Contributions Account, Before-Tax Contributions Account in the Participant’s Savings Account, and, finally, the Before-Tax Contributions Account in the Participant’s Retiree Health Account. A

participant who has not attained age 59 ½ may not make more than a total of two withdrawals in any calendar year.

Distributions before age 59 ½ may be liable for an additional 10% federal income tax and participants or beneficiaries failing to receive a minimum distribution during a calendar year are subject to an additional tax equal to 50% of the difference between the minimum distribution and the amount the recipient actually received.

Notes Receivable from Participants - Participants may borrow, from the employee-contributed balances within the Savings Account or Retiree Health Account, a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.
Notes receivable terms generally range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2016 and 2015 ranged from 4.25% to 9.25% and 4.25% to 9.50%, respectively. Notes receivable from participants are secured by the remaining balance in the participants' accounts and are reported based on net realizable value. Principal and interest are paid ratably through payroll deductions.
Priorities upon Termination - Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.
Forfeited Accounts - At December 31, 2016, there was approximately $21,235 of forfeited nonvested balance and at December 31, 2015 there was no amount of forfeited nonvested balances. During the year ended December 31, 2016, employer contributions were reduced by approximately $319,000 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Investment contracts held by a defined-contribution plan are required to be reported at fair value.
Adoption of New Accounting Guidance -In February 2017, the FASB issued ASU No. 2017-06, "Employee Benefit Plan Master Trust Reporting." It clarifies the presentation requirements for a plan's interest in a master fund trust. This amendment also requires that the trustee or custodian provide more detailed disclosures of the plan's interest in the master trust. The amendment also eliminates redundant disclosure requirement relating to the 401(h) account. This guidance is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company does not expect this guidance to have any impact on the Plan Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits as of and for the year ended December 31, 2016.
In January 2016, the FASB issued ASU No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities." It requires equity investments (except those accounted for under the equity method of accounting) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. It also requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements. This guidance is effective for interim and fiscal years beginning after December 15, 2017. The Company does not expect this guidance to have a material impact on the Plan Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits as of and for the year ended December 31, 2016.
Investment Valuation - Investments are recorded at fair value based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates. Following is a description of the valuation methodologies used for assets measured at fair value.
Collective Trust Funds - The Collective Trust Funds include the Artisan Global Opportunities Trust, Northern Trust Collective TIPS Index Fund Non Lending, Northern Trust Collective Aggregate Bond Index, Northern Trust Collective S&P 500 Index Fund, and series of Vanguard Target Retirement Trusts II. The Collective Trust Funds are valued at net asset value, which is used as a practical expedient to estimate fair value, either on a monthly or quarterly basis by the fund manager and are reviewed by the Plan's fiduciaries for reasonableness. The fair values of these investments are determined by reference to the respective funds' underlying assets, which are primarily marketable equity and fixed income securities. In the event that a fund manager's valuation is not deemed reasonable, fair value is determined by the fair valuation policies prescribed by the trust agreement between the Plan and the Trustee. The objective of these funds is to seek high total return with a shift to current income and capital appreciation over time. The Collective Trust Funds attempt to achieve this objective by investing in a combination of marketable equity securities, fixed income securities and cash. Redemption is permitted daily, there are no restrictions, and unfunded commitments are not applicable.

BorgWarner Inc. Common Stock - BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds - The Mutual Funds are investment vehicles stated at fair value based on quoted market prices as reported by the Trustee. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The Mutual Funds held by the Plan are deemed to be actively traded.

Money Market Fund - The Money Market Fund invests in high-quality short-term securities and is considered an open-end mutual fund that is registered with the U.S. Securities and Exchange Commission. In accordance with Rule 2a-7 under the 1940 Act, the fund is valued at amortized cost method, which approximates fair value. This method of valuation is designed to enable the fund to price its shares at $1.00 per share, although the fund's share price may deviate from $1.00 per share.

Common Trust Funds - The Common Trust Funds are open-end funds from which trust units may be redeemed on a daily basis. The Plan includes the Wells Fargo Stable Value Fund, T. Rowe Price Stable Value Common Trust, and Vanguard Retirement Saving Trust III. The principal investment objectives of these funds are to maximize current income and provide investors with a moderate level of stable income without principal volatility. Investments in the Common Trust Funds are primarily composed of a pool of Guaranteed Investment Contracts, Bank Investment Contracts, Synthetic Investment Contracts, and Separate Account Contracts. They also include contracts that are backed by bond funds and trusts. Investments in the Common Trust Funds are considered indirect investments in fully-benefit responsive investment contracts, and therefore are valued at net asset value, which is used as a practical expedient to estimate fair value.

Redemption is permitted daily, there are no restrictions, and unfunded commitments are not applicable.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common trust funds, mutual funds, collective trust funds, money market fund, and BorgWarner Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Administrative Expenses - Transfer taxes and brokerage expenses attributable to the Plan assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Plan administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the Plan documents.
Payment of Benefits - Benefits are recorded when paid.

3.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain investments are shares of mutual funds and other investments managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for Plan operations amounted to approximately $558,289 for the year ended December 31, 2016, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.
The Plan held approximately 3,436,000 and 3,566,000 shares of BorgWarner Inc. common stock, the sponsoring employer, at December 31, 2016 and 2015, respectively. These shares had a fair value of approximately $135,500,000 and $154,150,000 at December 31, 2016 and 2015, respectively.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.	TAX STATUS

The Plan obtained a favorable determination letter, dated August 1, 2014, in which the Internal Revenue Service ("IRS") stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since the receipt of the determination letter; however, the fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC. The fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.FAIR VALUE MEASUREMENTS

ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets;

Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Plan assets are measured at fair value using the market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following tables classify the Plan investments measured at fair value by level within the fair value hierarchy as of December 31, 2016 and 2015, respectively:

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2016	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock	$135,500	$135,500	$—	$—
Mutual Funds	153,436	153,436	—	—
Money Market Fund	610	—	610
Total Investments in the Fair Value Hierarchy	289,546	288,936	610	—
Collective Trust Funds(a)	520,830	—	—	—
Common Trust Fund(a)	114,322	—	—	—
Investments Measured at Net Asset Value(a)	635,152	—	—	—
Total Investments at Fair Value	$924,698	$288,936	$610	$—

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2015	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
BorgWarner Inc. Common Stock	$154,150	$154,150	$—	$—
Mutual Funds	111,831	111,831	—	—
Money Market Fund	130	—	130	—
Total Investments in the Fair Value Hierarchy	266,111	265,981	130	—
Collective Trust Funds(a)	536,572	—	—	—
Stable Value Common Trust Fund(a)	125,439	—	—	—
Investments Measured at Net Asset Value(a)	662,011	—	—	—
Total Investments at Fair Value	$928,122	$265,981	$130	$—

(a) Assets measured at net asset value ("NAV") and therefore excluded from the fair value hierarchy.

6.	SUBSEQUENT EVENTS
The Plan was amended and restated as of January 1, 2017 in connection with the merger of the Remy International, Inc. 401(k) Retirement and Savings Plan into the Plan, effective December 31, 2016. After this amendment, participants can elect to contribute in Roth contributions under the Plan. The Plan has evaluated subsequent events through June 12, 2017, the date the financial statements were available to be issued. There were no other subsequent events requiring adjustments to or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

BORGWARNER INC. RETIREMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

EIN: 13-3404508
Plan Identification Number: 066

(in thousands)

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value and Number of Shares Outstanding	Cost**	Current Value

	Artisan Global Opp Tr T1	Common/Collective Trust - 86,758		$1,391
	C&S Real Estate Sec Cl Z	Registered Investment Company - 170,781		2,528
	NT Collective TIPS NL T2	Common/Collective Trust - 14,957		1,548
	PNC Small Cap Class I	Registered Investment Company - 1,829,152		43,918
*	Vanguard Fed Money Mkt	Registered Investment Company - 609,815		610
*	Vanguard Md-Cap Index Fund Ins	Registered Investment Company - 1,852,413		66,668
*	Vanguard Total Intl Stk Inst	Registered Investment Company - 409,356		40,322
	NT Col Agg Bd Idx NL Tr 2	Common/Collective Trust - 270,829		34,688
	NT C SP500 DC NL T3	Common/Collective Trust - 1,051,381		204,620
*	TRP Stab Val CT N	Common/Collective Trust - 102,935,278		102,935
*	Vanguard Retirement Savings Trust III	Common/Collective Trust - 7,224,109		7,224
*	Vanguard Tgt Retire 2010 Tr II	Common/Collective Trust - 592,066		17,111
*	Vanguard Tgt Retire 2015 Tr II	Common/Collective Trust - 595,785		17,325
*	Vanguard Tgt Retire 2020 Tr II	Common/Collective Trust - 1,758,235		50,690
*	Vanguard Tgt Retire 2025 Tr II	Common/Collective Trust - 1,427,165		40,474
*	Vanguard Tgt Retire 2030 Tr II	Common/Collective Trust - 1,620,072		45,006
*	Vanguard Tgt Retire 2035 Tr II	Common/Collective Trust - 1,368,765		38,106
*	Vanguard Tgt Retire 2040 Tr II	Common/Collective Trust - 1,094,731		31,036
*	Vanguard Tgt Retire 2045 Tr II	Common/Collective Trust - 687,656		19,502
*	Vanguard Tgt Retire 2050 Tr II	Common/Collective Trust - 378,283		10,777
*	Vanguard Tgt Retire 2055 Tr II	Common/Collective Trust - 167,041		6,374
*	Vanguard Tgt Retire 2060 Tr II	Common/Collective Trust - 12,233		368
*	Vanguard Tgt Retire Inc Tr II	Common/Collective Trust - 58,006		1,814
	WF Stable Return Fund	Common/Collective Trust - 83,351		4,163
*	BorgWarner Co Stock Fund	Company Stock Fund - 3,435,589		135,500
*	Participant loans	Participant loans, interest rates generally ranging from 4.25% to 9.25%; loan terms generally ranging from 6 months to 5 years	—	11,426
				$936,124

____________________________________

*	Denotes party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Inc. Retirement Savings Plan

By:	/s/ James R. Verrier
Name:	James R. Verrier
Title:	Member of Employee Benefits Committee

By:	/s/ Ronald T. Hundzinski
Name:	Ronald T. Hundzinski
Title:	Member of Employee Benefits Committee

By:	/s/ Anthony D. Hensel
Name:	Anthony D. Hensel
Title:	Member of Employee Benefits Committee

By:	/s/ Tonit Calaway
Name:	Tonit Calaway
Title:	Chairperson of Employee Benefits Committee

Date: June 12, 2017

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm